

Francisco Valle, Chief Marketing Officer

Since 2005, Dr. Francisco J. Valle has been the President of Valle Consulting. Dr. Valle's experience and knowledge of the general U.S., Hispanic and other multicultural markets make him a valued advisor to organizations conducting business in a highly diverse market place. Dr. Valle provides assistance to executives in areas related to strategic planning, evaluation of strategic initiatives, development of a sustainable competitive advantage, and marketing and advertising campaign design. The techniques applied by Dr. Valle include the identification and evaluation of innovative, synergistic opportunities for increased market share and value creation through leverage of complementary assets all executed in a culturally relevant way. Some institutions advised include Tri-City Medical Center, major cable companies and programmers, U.S. Tennis Association, Wal-Mart, and World Financial Group.

Dr. Valle applies not only a proprietary framework developed by him for his doctoral dissertation titled: "The Future Society of America: A Hispanic Paradox", but also key knowledge of Hispanic culture described in How To Win The Hispanic Gold Rush™, a book co-authored by him and selected by Forbes Magazine's Book Club. Dr. Valle also leverages his traditional and emerging expertise in business strategy and management including concepts of service-logic innovation and open innovation.

Some recognitions of Dr. Valle's unique achievements include: a) having received Merrill Lynch's Global Leadership in Diversity Award for innovation in this area; b) being named the 2014 Community Healthcare Champion by the San Diego Business Journal, the 2013 Health Professional of the Year Latino Champion Award recipient by the U-T San Diego, and a 2013 Inspirational Leader of the Year Finalist by the San Diego Magazine. Internationally, Dr. Valle was a member of BP Oil's Worldwide Center of Expertise Committee in Logistics and Distribution. Nationally, he served on the National Cable & Telecommunications Association for Marketing's Multicultural Marketing Committee. Dr. Valle received four Palm Awards for advertising campaigns developed for clients. At the state level, Dr. Valle was appointed by Governor Arnold Schwarzenegger to co-chair the Communications and Outreach Subcommittee of the Governor's Committee on Employment of People with Disabilities in the State of California. Dr. Valle serves on the U-T San Diego Latino Advisory Board, and the San Diego Padres Hispanic Community Advisory Council.

Dr. Valle holds a Ph.D. in Management and an Executive Certificate in Strategy from Claremont Graduate University's The Peter F. Drucker & Masatoshi Ito Graduate School of Management. He also earned an M.B.A. from California State University, Fullerton, and a B.S. in Chemistry, Pharmacy, and Biology from the Universidad Nacional Autónoma de México. Dr. Valle completed Corporate Governance Training at both Harvard Business School, and UCLA's Anderson Graduate School of Management.